FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823



May 27, 2005

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

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Encl.

6/13

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

May 27, 2005

TSXV Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it has acquired by staking, with the Sheridan Platinum Group Ltd., about 225 square miles (575 km^2) of prospective ground in the Johan Beetz area of Quebec's North Shore. The area was the site of major uranium rushes in the 60's and 70's and part of the present property portfolio covers most of the areas of interest at that time.

This move was prompted by the robust state of world uranium markets, and the realization that the Johan Beetz area exhibits strong geological parallels to world class deposit models such as Rossing and Olympic Dam.

Metallurgical test work continues on samples of massive hemoilmenite from the Company's Mingan Titanium Property and this process, which is being carried out at Longue Pointe de Mingan, is scheduled to continue through the summer.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172